SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

                        (Amendment No. 6)

            Under the Securities Exchange Act of 1934

                     TALLEY INDUSTRIES, INC.
                        (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                            874687106
                         (CUSIP Number)

                     David J. Levenson, Esq.
              Venable, Baetjer, Howard & Civiletti
             1201 New York Avenue, N.W., Suite 1000
                      Washington, DC 20005
                         (202) 962-4831
               (Name, Address and Telephone Number
             of Person Authorized to Receive Notices
                       and Communications)

                        November 3, 1995
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement
/ /.



                        Page 1 of 7 Pages

CUSIP No. 874687106                               Page 2 of 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Saad. A. Alissa

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) /X/
                                                         (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     992,200

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     992,900

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     992,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                  / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     9.88%

14.  TYPE OF REPORTING PERSON:
     IN

CUSIP No. 874687106                               Page 3 of 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Abdullatif Ali Alissa Est.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) /X/
                                                         (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     678,100

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     678,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     678,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     6.75%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 874687106                               Page 4 of 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Financial Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) /X/
                                                         (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     678,100

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     678,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     678,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     6.75%

14.  TYPE OF REPORTING PERSON:
     OO

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     General Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) /X/
                                                         (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     314,800

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     314,800

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     314,800

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     3.13%

14.  TYPE OF REPORTING PERSON:
     OO

                          SCHEDULE 13D
                        (Amendment No. 6)


     NOTE: For convenience, Abdullatif Ali Alissa Est. (the "Establishment"), Mr. Alissa, General Investors Limited ("GIL") and Financial Investors Limited ("FIL") are sometimes collectively referred to as the "Filing Persons." All capitalized terms used in this Amendment No. 6 and not defined herein shall have the same meaning as in the statement of Saad A. Alissa on Schedule 13D dated August 31, 1994, as amended through the date hereof. Except as expressly stated below, there have been no material changes in the information contained in such
Schedule 13D, as amended.

Item 4.   Purpose of Transaction

     On November 3, 1995, the Filing Persons submitted to the Company a shareholder proposal for inclusion in the Company's Proxy Statement and Form of Proxy for the 1996
 Annual Meeting of Stockholders. That proposal contains a shareholder recommendation that the Board of Directors of the Company, at the earliest practicable date, either
 (i) redeem all of the Company's preferred stock purchase rights ("Rights") or (ii) submit to a binding vote of the stockholders the question of whether to retain or redeem such Rights. It further recommends that the Rights not be extended beyond their current expiration date of April 1, 1996 and that no successor or other rights plan be adopted except pursuant to a vote of the stockholders.


Item 5.   Interest in Securities of the Issuer

     As of November 8, 1995, the Filing Persons beneficially owned an aggregate of 992,900 shares of the Company's common stock or about 9.88% of the 10,047,000 outstanding shares. The aggregate beneficial ownership includes 678,100 shares owned by Mr. Alissa indirectly through FIL, which is wholly owned by the Establishment, and 318,800 shares owned by Mr. Alissa indirectly through GIL.

     The following table sets forth information with respect to all transactions effected by and on behalf of the Filing Persons since the last transaction reported in the last amendment
(Amendment No. 5) to this Schedule 13D.

             Number                             Price
Trade        of                                 Per
Date         Shares     Type of Transaction     Share

09/14/95       2,600    Open Market Purchase    $9.000
09/14/95      10,000    Open Market Purchase     9.250
09/25/95       5,000    Open Market Purchase     9.125
09/26/95       5,000    Open Market Purchase     8.875
09/26/95       5,000    Open Market Purchase     8.875
09/27/95       5,000    Open Market Purchase     8.875
09/28/95       5,000    Open Market Purchase     8.875
09/29/95       5,000    Open Market Purchase     8.875
10/02/95       2,100    Open Market Purchase     8.875
10/02/95       1,100    Open Market Purchase     8.875
10/03/95       1,600    Open Market Purchase     8.875
10/10/95       5,000    Open Market Purchase     8.750
10/12/95       4,300    Open Market Purchase     8.750
10/13/95       5,000    Open Market Purchase     8.875

                           SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.





                                   ABDULLATIF ALI ALISSA EST.


Dated: November 8, 1995       By:  /s/ Saad A. Alissa
                                   Saad A. Alissa, President



Dated: November 8, 1995            /s/ Saad A. Alissa
                                   Saad A. Alissa



                                   FINANCIAL INVESTORS LIMITED


Dated: November 8,1995        By:  /s/ Saad A. Alissa
                                   Saad A. Alissa, Secretary



                                   GENERAL INVESTORS LIMITED


Dated: November 8, 1995        By: /s/ Saad A. Alissa
                                   Saad A. Alissa, Secretary